September 19, 2008

Michele H. Abate
Assistant General Counsel
Metropolitan Life Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

Re: First MetLife Investors Variable Annuity Account One ("Registrant"); Initial
        Registration Statement on Form N-4; File Nos. 333-152450/ 811-08306

Dear Ms. Abate:

        The staff has reviewed the registration statement referred to above, which the
Commission received on July 22, 2008. We gave the filing full review. Unless otherwise
stated, page numbers refer to the page numbers in the marked courtesy copy you
provided.

PROSPECTUS

1. **General Comment**
   - Please disclose to the Staff whether there are any types of guarantees or
     support agreements with third parties to support any of the guarantees under
     the policy or any of its related riders. If there are not, please include a
     representation in the response letter indicating that there are no such
     agreements and that the Depositor will be primarily responsible for paying out
     any guarantees associated with the policy.

2. **Fee Table (pgs. 10-13)**
   - The Optional Rider Charges table's use of "(maximum)" needs further
     elaboration. Please insert a clarifying footnote. (See, for example, p 55,
     footnote 3.)
   - Footnote 2 on page 10 contains a typographical error – "Withdawal". Please
     correct.
   - At the end of the Portfolio Expenses table, there is a reference to "Net Total
     Annual Portfolio Expenses" but there is no column in the table with that
     heading. Should that reference be changed to "Total Annual Portfolio
     Expenses"? In addition, with regard to footnotes to the Portfolio Expenses
     Table that reference the use of "estimated expenses" (e.g., footnote 1), the
     Registrant should disclose why the expenses are estimated.

3. **Examples (p. 14)**
   - If applicable, please confirm in your correspondence to the Staff that the figures set forth in the Example tables do not reflect the bonus credits.

4. **Appendix B**
   - Please add notes to the Account Values columns indicating how each value was calculated.

5. **Appendix C and Appendix D**
   - Clarify that when a Purchaser makes an excess withdrawal, the reduction in account value is calculated using the entire amount of the withdrawal and not just the amount that exceeded the Annual Increase Amount/Annual Benefit Amount (as applicable).

6. **Miscellaneous**
   - Please note that the Staff is reserving the right to comment on the Prospectus supplement that was filed as part of this initial registration statement as well as a similar supplement that was filed on July 17, 2008, under Met Life Investors Separate Account A (Accession No. 0001193125-08-152855).
   - Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Product